KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP      1800 Massachusetts Avenue, N.W.
                                                 Suite 200
                                                 Washington, DC  20036-1221
                                                 202.778.9000
                                                 Fax 202.778.9100
                                                 www.klng.com

                                                 Mark C. Amorosi

                                                 202.778.9187
                                                 Fax:  202.778.9100
                                                 mamorosi@klng.com

February 23, 2005


VIA EDGAR AND E-MAIL
--------------------

Ms. Laura Hatch
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0506

      Re: Responses to Comments on the Registration Statement on Form N-14 of the AXA Enterprise Funds Trust (File Number 333-122083)
           -------------------------------------------------------------------

Dear Ms. Hatch:

      On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on February 9, 2005 concerning the Registration Statement on Form N-14 (the "Registration Statement") of the AXA Enterprise Funds Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on January 14, 2005, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses, which are reflected in the changed pages from the draft definitive Proxy Statement/Prospectus and Statement of Additional Information that are enclosed with this letter. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

PROXY STATEMENT/PROSPECTUS
--------------------------

1.    General
      -------

      (a) INCORPORATE CHANGES IN RESPONSE TO APPLICABLE COMMENTS SEPARATELY PROVIDED ON THE REGISTRATION STATEMENTS ON FORM N-1A AND FORM N-14 OF THE TRUST AND AXA ENTERPRISE MULTIMANAGER FUNDS TRUST.

           The Trust has incorporated changes in response to those comments, where applicable.

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      (b)  EXPLAIN  SUPPLEMENTALLY  WHETHER THERE WILL BE A SEPARATE  PROXY CARD
           FOR EACH PROPOSAL.

           Each shareholder will receive a single proxy card entitling the shareholder to vote on the Reorganizations affecting the Acquired Funds of which that shareholder held shares on the Record Date.

      (c) PROVIDE SUPPLEMENTALLY A SUMMARY OF THE ANALYSIS OF THE ACCOUNTING SURVIVOR DETERMINATION FOR EACH REORGANIZATION.

           The general criteria that are applied to determine the proper accounting survivor are outlined in the "AICPA Accounting and Audit Guide for Investment Companies" (the "Guide"). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

           The staff of the SEC has taken the position that these same factors generally should be considered in determining which fund's historical performance should be presented following a fund combination.(1) In this connection, the SEC staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund's performance to use, the SEC staff has stated that "funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles."(2)

           Based on its review, the Trust determined that the Enterprise Growth Fund will be the accounting survivor in the Reorganizations and that the performance history of that Fund will be used after the Reorganizations. In this connection, the Board and management of the Funds noted that: (1) the combined Fund will be managed in accordance with investment objectives, policies and restrictions that mirror those of the Enterprise Growth Fund; (2) the Enterprise Growth Fund is by far the largest of the Funds involved in the Reorganizations;
           (3) the combined Fund will be advised by the subadviser  that advises

----------
(1)   SEE, E.G., NORTH AMERICAN SECURITY TRUST, SEC No-Action Letter (August  5,
      1994).

(2)   ID.

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           the  Enterprise  Growth  Fund and in a manner  that is  substantially identical to that used for the Enterprise Growth Fund; (4) the portfolio composition of the combined Fund will most closely resemble the portfolio structure of the Enterprise Growth Fund because the combined Fund will be managed by the Enterprise Growth Fund's subadviser and in accordance with investment objectives, policies and restrictions that mirror that Fund; and (5) the expense structure and expense ratios of the combined Fund will closely resemble those of the Enterprise Growth Fund.

2.    Cover Page
      ----------

           INCLUDE THE DATE OF ANY SUPPLEMENT (IF THERE IS ONLY ONE SUPPLEMENT) TO THE CORPORATION'S PROSPECTUS AND STATEMENT OF ADDITIONAL
           INFORMATION THAT IS BEING INCORPORATED BY REFERENCE INTO THIS DOCUMENT. NO CHANGE IS REQUIRED IN RESPONSE TO THIS COMMENT IF THERE ARE MULTIPLE SUPPLEMENTS.

           The Trust has not made any change in response to this comment, as there are multiple supplements to the Corporation's prospectus and statement of additional information, dated May 3, 2004.

3.    Introduction
      ------------

      (a) USE THE TERM "SIMILAR" INSTEAD OF "SUBSTANTIALLY SIMILAR" TO COMPARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE ENTERPRISE MULTI-CAP FUND WITH THOSE OF THE AXA GROWTH FUND. USE THE TERM "SOMEWHAT SIMILAR" INSTEAD OF "SIMILAR" TO COMPARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE ENTERPRISE STRATEGIC FUND WITH THOSE OF THE AXA GROWTH FUND.

           The Trust has made the requested changes. See revised pages 5, 8, 29 and 31.

      (b) DISCUSS THE CONSEQUENCES OF ANY DIFFERENCES IN THE INVESTMENT OBJECTIVES AND POLICIES OF THE ACQUIRING FUND AND EACH ACQUIRED FUND AND ANY ADDITIONAL RISKS AS A RESULT OF THOSE DIFFERENCES.

           The Trust has made the requested changes.  See revised page 5.

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      (c)  CLARIFY  THAT  THE  INVESTMENT  MANAGER,  INVESTMENT  SUBADVISER  AND
           INVESTMENT OBJECTIVES AND POLICIES OF THE SURVIVING FUND IN EACH OF THE REORGANIZATIONS WILL BE THOSE OF THE ACQUIRING FUND AS DISCLOSED IN THE PROXY STATEMENT/PROSPECTUS AND WILL NOT BE REVISED IN CONNECTION WITH THE REORGANIZATIONS.

           The Trust has made the requested changes.  See revised pages 5-6.

      (d) REVISE THE FOURTH PARAGRAPH TO STATE, IF APPLICABLE, THAT BOTH THE CORPORATION'S BOARD OF DIRECTORS AND AXA EQUITABLE (RATHER THAN ONLY AXA EQUITABLE) BELIEVE THAT THE FUNDS GENERALLY APPEAL TO THE SAME TYPES OF INVESTORS AND THAT THE RISK PROFILE FOR EACH FUND IS SUBSTANTIALLY SIMILAR.

           The Trust has made the requested change.  See revised page 5.

      (e) REVISE THE FIRST FULL PARAGRAPH ON PAGE 5 DISCLOSING THAT CERTAIN OF THE ACQUIRED FUND'S HOLDINGS WILL BE SOLD IN CONNECTION WITH THE REORGANIZATION BECAUSE THEY ARE NOT COMPATIBLE WITH THE ACQUIRING FUND'S INVESTMENT POLICIES, TO DISCLOSE THAT SUCH SALE WILL RESULT IN THE FUND REALIZING GAINS THAT WILL HAVE TO BE DISTRIBUTED TO SHAREHOLDERS. ALSO DISCLOSE THE IMPACT OF CAPITAL LOSS CARRY FORWARDS.

           The Trust has made the requested changes.  See revised pages 7-8.

4.    Shareholder Fees Table
      ----------------------

      (a) INCLUDE A PRO FORMA SHAREHOLDER FEES TABLE OR INDICATE IN THE NARRATIVE ACCOMPANYING THE TABLE THAT THE SHAREHOLDER FEES INFORMATION IS EXACTLY THE SAME BEFORE AND AFTER EACH REORGANIZATION.

           The Trust has made the requested change by revising the Shareholder Fees table to include PRO FORMA information. See revised page 12.

      (b) DISCLOSE THE $35 ANNUAL ACCOUNT FEE IN THE FEE TABLE OR IN A NOTE TO THE FEE TABLE.

           The Trust has made the requested change by adding the account fee to the fee table and including a note to the table. See revised pages 12-13.

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5.    Annual Fund Operating Expenses Table
      ------------------------------------

      INDICATE IN FOOTNOTE 1 THAT THE INVESTMENT MANAGERS MAY ONLY RECAPTURE PAYMENTS AND WAIVERS FOR THE LAST THREE FISCAL YEARS. ALSO DISCLOSE THE DOLLAR AMOUNT SUBJECT TO RECAPTURE. SUPPLEMENTALLY DESCRIBE THE LEGAL AND ACCOUNTING BASIS FOR RECAPTURING ANY AMOUNTS WAIVED PRIOR TO THE REORGANIZATIONS.

      The Trust has made the requested change to clarify that the investment managers may only recapture payments and waivers for the last three fiscal years. In addition, AXA Equitable has determined not to recapture any payments or waivers made prior to the Reorganizations. Therefore, the Trust has deleted from Footnote 1 the disclosure stating that AXA Equitable would recapture such amounts. See revised pages 13-15.

6.    Example of Fund Expenses
      ------------------------

      AS THE CLASS B SHARES CONVERT TO CLASS A SHARES PRIOR TO 10 YEARS, THE NUMBERS SHOWN FOR 10 YEARS SHOULD BE LOWER BECAUSE OF THE CONVERSION FEATURE. REVISE THE TABLES TO REFLECT THE LOWER EXPENSES FOR YEARS 9 AND 10.

      The Trust has made the requested changes. See revised pages 16-17.

7.    Comparison of Principal Risk Factors
      ------------------------------------

      SUMMARIZE THE CONSEQUENCES OF THE DIFFERENCES IN THE PRINCIPAL RISKS.

      The Trust has made the requested changes.  See revised page 5.

8.    Capitalization Tables
      ---------------------

      REVISE THE CAPITALIZATION TABLES TO INCLUDE AN ADJUSTMENTS COLUMN AND TO REFLECT THE ADJUSTMENTS FOR THE REORGANIZATION EXPENSES (INCLUDING THE PROXY SOLICITING COSTS DESCRIBED ON PAGE 2) THAT WILL BE BORNE BY THE FUNDS. ALSO INCLUDE THESE ADJUSTMENTS IN THE ACQUIRING FUND'S PRO FORMA STATEMENT OF ASSETS AND LIABILITIES.

      The Trust has made the requested changes. See revised pages 24-26.

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9.    Reasons for the Reorganizations
      -------------------------------

      (a) IN THE SIXTH BULLET ON PAGE 21, PLEASE STATE THAT THE ACQUIRING FUND EXPENSES ARE "SLIGHTLY HIGHER" THAN STRATEGIC FUND'S, RATHER THAN "COMPARABLE."

           The Trust has made the requested change by inserting the phrase "somewhat higher" in place of the word "comparable." See revised page 32.

      (b) DESCRIBE WHETHER THE BOARD CONSIDERED THE SALE OF ASSETS IN CONNECTION WITH ITS APPROVAL OF THE REORGANIZATIONS, AND ADD A SENTENCE REGARDING THE SAME TO THE BULLET LIST AT THE END OF THIS SECTION.

           The Trust has made the requested changes. See revised page 32.

10.   Federal Income Tax Consequences of the Reorganizations
      ------------------------------------------------------

      REVISE TO CLEARLY DISCLOSE THE LIMITATIONS ON THE CAPITAL LOSS CARRY FORWARDS.

      The Trust has made the requested change. See revised page 33.

11.   How Fund Shares are Priced
      --------------------------

      INCLUDE FUND SPECIFIC EXAMPLES FOR THE FAIR VALUATION OF SECURITIES. TO THE EXTENT THAT A FUND INVESTS IN SECURITIES THAT ARE LIKELY TO BE FAIR VALUED, INCLUDE A STATEMENT TO THAT EFFECT.

      The Trust has made the requested changes. See revised pages 58-59.

12.   Appendix B
      ----------

      ON PAGE B-1, CONSIDER INCLUDING THE DISCUSSION FROM THE THIRD PARAGRAPH RELATING TO THE CONTINGENCIES OF EACH REORGANIZATION'S APPROVAL IN THE PROXY STATEMENT/PROSPECTUS.

      The Trust has made the requested change. See revised page 28.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

13.   Portfolio Holdings
      ------------------

      REVISE THIS SECTION TO INCLUDE ALL OF THE INFORMATION REQUIRED BY ITEM 11(F) OF FORM N-1A, AS THAT ITEM APPLIES TO THE REGISTRATION STATEMENT. FOR EXAMPLE, INCLUDE DISCLOSURE OF ANY LAG TIMES FOR PORTFOLIO HOLDINGS DISCLOSURE, SPECIFIC THIRD PARTIES THAT RECEIVE INFORMATION AND WHEN THEY

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      RECEIVE IT, ANY CONFIDENTIALITY  AGREEMENTS, THE MANNER IN WHICH THE BOARD
      EXERCISES  ITS  OVERSIGHT  OF  PORTFOLIO  HOLDINGS  DISCLOSURE,   AND  ANY
      COMPENSATION RECEIVED FOR DISCLOSING PORTFOLIO HOLDINGS INFORMATION.

      The Trust has made the requested changes. See revised SAI page 22.

14.   The Sub-Advisers
      ----------------

      DISCLOSE THE FEES THAT ARE PAID TO THE SUB-ADVISERS.

      The Trust has considered this comment and respectfully declines to make any changes. Item 14(a)(3) of Form N-1A, as relevant here, generally requires disclosure of the advisory fees "payable by the Fund." In this connection, we note that the subadvisory fees are not payable by the Fund but rather are obligations of AXA Equitable pursuant to the investment advisory agreement it enters into with each subadviser and are paid out of the management fees that AXA Equitable earns from the Funds. We also note that the approach reflected in the Registration Statement is consistent with that taken by other "manager of managers" funds. As the SEC has recognized, a manager of managers may be able to negotiate lower fees with subadvisers if it does not have to disclose the contractual rate of those fees separately.(3)

      In recognition that the payment of subadvisory fees by a manager of managers could be deemed to be an indirect payment of advisory fees by the Funds, however, AXA Equitable intends to disclose the following information in the Trust's SAI after the Acquiring Fund has completed its first fiscal year: (1) the aggregate management fee paid to AXA Equitable by the Acquiring Fund for the preceding fiscal year; and (2) the aggregate fees paid to the Acquiring Fund's subadviser for the preceding fiscal year. This approach is consistent with that taken with respect to the other funds in the AXA Equitable family of funds.

----------
(3) EXEMPTION FROM SHAREHOLDER APPROVAL FOR CERTAIN SUBADVISORY CONTRACTS, Release Nos. 33-8312, 34-48683 and IC-26230 (Oct. 23, 2003).

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15.   Brokerage Allocation and Other Strategies
      -----------------------------------------

      REVISE TO ELIMINATE THE FOLLOWING SENTENCE:

      THE MANAGER, AND THE SUB-ADVISERS, SUBJECT TO SEEKING THE MOST FAVORABLE PRICE AND BEST EXECUTION AND IN COMPLIANCE WITH THE CONDUCT RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., MAY CONSIDER SALES OF SHARES OF THE TRUST AS A FACTOR IN THE SELECTION OF BROKER-DEALERS.

      The Trust has made the requested change. See revised SAI page 32.

16.   PRO FORMA Portfolio of Investments
      ----------------------------------

      FOR EACH FUND, INDICATE THE SPECIFIC SECURITIES THAT MUST BE SOLD IN CONNECTION WITH THE REORGANIZATIONS BECAUSE THEY ARE NOT COMPATIBLE WITH THE ACQUIRING FUND'S INVESTMENT POLICIES. IN THIS CONNECTION, CONFIRM THAT THE ONLY REQUIRED SALES RELATE TO SHORT-TERM OBLIGATIONS AND U.S. TREASURY SECURITIES. ALSO MAKE CORRESPONDING ADJUSTMENTS TO THE PRO FORMA MARKET VALUE COLUMN TO INDICATE THAT THE SECURITIES WILL BE SOLD.

      The Trust has made the requested changes. The Trust also confirms that the only required sales relate to short-term obligations and U.S. Treasury securities held by certain of the Acquired Funds. See the revised PRO FORMA Portfolio of Investments.

17.   PRO FORMA Statements of Assets and Liabilities
      ----------------------------------------------

      (a) MAKE A NEGATIVE ADJUSTMENT TO THE "INVESTMENTS AT VALUE" ITEM TO REFLECT THE SALE OF INCOMPATIBLE SECURITIES IN CONNECTION WITH THE REORGANIZATIONS. MAKE A CORRESPONDING POSITIVE ADJUSTMENT TO "RECEIVABLE FOR SECURITIES SOLD" ITEM TO REFLECT THE SALE OF SUCH SECURITIES.

           The Trust has made the requested changes. See the revised PRO FORMA Statement of Assets and Liabilities.

      (b) INCLUDE ADJUSTMENTS TO REFLECT THAT THE FUNDS WILL PAY THE COSTS OF THE REORGANIZATIONS EITHER BY ADJUSTING THE "ACCRUED EXPENSES AND OTHER LIABILITIES" ITEM BY THE AMOUNT OF THE REORGANIZATION EXPENSES AND DISCLOSING THIS IN A FOOTNOTE OR BY ADDING A SEPARATE LINE ITEM FOR SUCH EXPENSES.

           The Trust has made the requested changes. See the revised PRO FORMA Statement of Assets and Liabilities.

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18.   PRO FORMA Statement of Operations
      ---------------------------------

      CONFIRM THAT FOOTNOTE A IS CORRECT WITH RESPECT TO THE ENTRIES FOR THE DISTRIBUTION FEES FOR CLASS A, CLASS B AND CLASS C SHARES.

           The Trust has deleted the reference to Footnote A for these entries. See the revised PRO FORMA Statement of Operations.

19.   Notes to PRO FORMA Financial Statements
      ---------------------------------------

      (a)  DISCLOSE IN NOTE 2 THE LIMITATIONS ON CAPITAL LOSS CARRYFORWARDS.

           The Trust has made the requested change. See the last paragraph of revised Note 2 to the PRO FORMA Financial Statements.

      (b) DISCLOSE IN NOTE 3 THE NUMBER OF SHARES OF THE COMBINED FUND OUTSTANDING AND THE NUMBER OF SHARES OF THE ACQUIRING FUND ISSUED TO THE SHAREHOLDERS OF THE ACQUIRED FUNDS IN CONNECTION WITH THE REORGANIZATIONS.

           The Trust has made the requested changes. See revised Note 3 to the PRO FORMA Financial Statements.

PART C
------

20.   Item 17
      -------

      INCLUDE AN UNDERTAKING TO FILE A TAX OPINION.

      The  Trust  expects  to  file  Post-Effective   Amendment  No.  1  to  its
      Registration Statement on Form N-14 to include the requested undertaking on Thursday, February 24, 2005.

                          *      *      *      *      *

      The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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February 23, 2005
Page 10


      Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.



                                             Sincerely,



                                             /s/ Mark C. Amorosi



                                             Mark C. Amorosi


cc:  Patricia Louie, Esq.
     AXA Equitable Life Insurance Company

     Arthur J. Brown, Esq.
     Kirkpatrick & Lockhart Nicholson Graham LLP